

January 26, 2023

David Dunbar
President/Chief Executive Officer
Standex International Corporation
23 Keewaydin Drive
Salem, New Hampshire 03079

> **Re: Standex International Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2022**
> **Filed August 5, 2022**
> **File No. 001-07233**

Dear David Dunbar:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. You had income from continuing operations before income taxes of $11,885 on revenues of $429,368 in the United States in 2022. This represents an income from continuing operations before income taxes margin of 2.8%. You had income from continuing operations of $69,404 on revenues of $305,971 outside the United States in 2022. This represents an income from continuing operations before income taxes margin of 22.7%. Please discuss and analyze the reasons for the low income from continuing operations before income taxes in the United States and the higher income from continuing operations before income taxes outside the United States.

Gross Profit, page 20

2. Please quantify the factors that contributed to an increase or decrease in your gross profit. Organic sales growth is one of the factors that accounts for increases in your gross profit. Revise to disclose the drivers of organic sales growth. Since cost of sales likely increase with sales increases, discuss the relative impact of increases in cost of sales on your gross profit margins. If product mix contributes to changes in gross profit margin, discuss the impact of product mix and the products that are the primary contributors. Lastly, disclose what impact inflation had on your costs of sales and margins. Refer to Item 303 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation